Exhibit 99.1

Sinovac Adjourns 2008 Annual General Meeting

BEIJING, July 16 /PRNewswire-Asia/ -- Sinovac Biotech Ltd. (NYSE Amex: SVA), a leading developer and provider of vaccines in China, announced today that its Annual General Meeting originally scheduled for July 16, 2009 has been adjourned to July 30, 2009.

At the July 16, 2009 Annual General Meeting, the required quorum of a majority of the outstanding shares was not present. In accordance with Antigua law, the meeting is adjourned to July 30, 2009 (the same day two weeks after July 16, 2009), at 9 a.m. Beijing time at Sinovac's headquarters located at No. 39, Shangdi Xi Rd., Haidian District, Beijing, PRC (the same time and place as the originally scheduled meeting). Under Antigua law and in compliance with NYSE Amex Equities requirements, if a quorum is not present within thirty minutes of the appointed time for holding the adjourned meeting, the shareholders then present representing at least one-third of the total outstanding shares will constitute a quorum.

The adjourned Annual General meeting will not affect Sinovac's normal course of business. We highly encourage our shareholders to submit their votes before July 30, 2009.

About Sinovac

Sinovac Biotech Ltd. is a China-based biopharmaceutical company that focuses on the research, development, manufacture and commercialization of vaccines that protect against human infectious diseases. Sinovac's commercialized vaccines include Healive® (hepatitis A), Bilive® (combined hepatitis A and B), Anflu® (influenza) and Panflu(TM) (H5N1). Sinovac is currently developing Universal Pandemic Influenza vaccine and Japanese encephalitis vaccine. Additional information about Sinovac is available on its website, http://www.sinovac.com . To be added to our distribution list, please email: info@sinovac.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words or phrases such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the business outlook and quotations from management in this press release contain forward-looking statements. Statements that are not historical facts, including statements about Sinovac's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward- looking statement. Sinovac does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

   For more information, please contact:

     Helen G. Yang
     Sinovac Biotech Ltd.
     Tel:   +86-10-8289-0088 x9871
     Fax:   +86-10-6296-6910
     Email: info@sinovac.com

    Investors:
     Amy Glynn/Sara Pellegrino
     The Ruth Group
     Tel:   +1-646-536-7023/7002
     Email: aglynn@theruthgroup.com
                spellegrino@theruthgroup.com

    Media
     Janine McCargo
     The Ruth Group
     Tel:   +1-656-536-7033
     Email: jmccargo@theruthgroup.com